FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No. 333-184193
Dated June 25, 2014

Deutsche Bank Aktiengesellschaft

Final Term Sheet
Ordinary Shares

Issuer	Deutsche Bank Aktiengesellschaft
Securities	Ordinary shares with no par value and nominal value of € 2.56 each.
Aggregate Number of Ordinary Shares	299,841,985 (of which 46,967,280 ordinary shares have been registered with the Securities and Exchange Commission for offer and sales in the United States)
Number of Shares Validly Subscribed for in the Rights Offering	297,071,326
Number of Remaining Shares Sold in Open Market Transactions	2,770,659 new ordinary shares, including ordinary shares for which rights have not been validly exercised comprising an aggregate of 2,750,450 new shares and an amount of new shares for which the subscription rights have been excluded based on the number of our own shares that we held as of the evening of June 5, 2014, comprising an aggregate of 20,209 new shares.
Average Price of Remaining Shares	€ 26.5837 per ordinary share
Closing Deutsche Bank AG Share Price on June 24, 2014	The closing price per share on June 24, 2014 was € 26.89 on the Frankfurt Stock Exchange (Xetra) and $ 36.34 on the New York Stock Exchange.
Discounts and Commissions	€ 0.4145 per ordinary share
Net Proceeds to the Issuer (before taxes and expenses)	€ 22.0855 per ordinary share and € 6,560,968,770 in the rights offering. € 26.1692 per ordinary share and € 72,505,930 from the sale of the new ordinary shares in open market transactions.
Total Net Proceeds to Issuer (before taxes and expenses)	Approximately € 6.63 billion
Settlement Date	June 25, 2015 for shareholders who hold their shares directly through Clearstream and June 27, 2014 for shareholders participating through Deutsche Bank’s U.S. registrar, Computershare Trust Company, N.A., or who hold their shares through the Depository Trust Company. Shares that were not subscribed during the subscription period or that were excluded from subscription rights are expected to be delivered on or about June 27, 2014.

Listing	The new ordinary shares have been listed on the Frankfurt Stock Exchange and the regulated markets of the stock exchanges of Berlin, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart under the ticker symbol DBK and admitted for trading on the New York Stock Exchange under the ticker symbol DB. The first trading day is June 25, 2014.
Exchange Rate	For purposes of this offering, we have used the European Central Bank foreign exchange reference rate for U.S. dollars for Euros (which we refer to as the ECB Reference Rate) to determine the exchange rate at which U.S. dollars are to be converted into Euros to exercise rights to subscribe for new shares. The ECB Reference Rate is fixed and reported daily and can thus be used to translate U.S. dollars into Euros on the date of the closing in Germany. From June 1 to June 25, 2014, the European Central Bank foreign exchange reference rate for U.S. dollars for Euros (which we refer to as the ECB Reference Rate) reached a high of $ 1.3645 and a low of $ 1.3528. On June 25, 2014, the ECB Reference Rate was $ 1.3615 = € 1.00. The final U.S. dollar subscription price for U.S. shareholders exercising their rights in the rights offering is $ 30.63375 per new ordinary share, or € 22.50 at the ECB Reference Rate on June 25, 2014.
Share Capital and Shares	As of June 24, 2014, our share capital amounted to € 3,530,939,215.36 consisting of 1,379,273,131 no par value ordinary registered shares, each representing a notional value of € 2.56 in our share capital and carrying full dividend rights as from January 1, 2014. 208,474 ordinary shares, representing € 533,693.44 of our share capital, were held by or on behalf of us or one of our subsidiaries as of June 24, 2014.
Stock Exchange Prices in June 2014

In June 2014 (through June 24), the highest closing price per share on the Frankfurt Stock Exchange (Xetra) was € 29.715 and the lowest closing price per share was € 26.89. On the New York Stock Exchange in June 2014 (through June 24), the highest closing price per share was $ 40.53 and the lowest was $ 36.34.

Dilution	The sales of new ordinary shares in open market transactions have not had a material effect on our dilution as disclosed in the related prospectus supplement dated June 5, 2014.

The following information of Deutsche Bank AG and the securities is available from the SEC’s website and accompanies this free writing prospectus:

http://www.sec.gov/Archives/edgar/data/1159508/000090342314000383/0000903423-14-000383-index.htm

http://www.sec.gov/Archives/edgar/data/1159508/000090342314000375/0000903423-14-000375-index.htm

http://www.sec.gov/Archives/edgar/data/1159508/000119312514234774/0001193125-14-234774-index.htm

http://www.sec.gov/Archives/edgar/data/1159508/000119312514227117/0001193125-14-227117-index.htm

http://www.sec.gov/Archives/edgar/data/1159508/000119312512409247/0001193125-12-409247-index.htm

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this Final Term Sheet relates. Before you invest, you should read the prospectus in that registration statement, the supplement to that prospectus we filed with the SEC on June 5, 2014 and other documents we have filed with the SEC for more complete information about Deutsche Bank and the rights offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling us at +49 69 910-35395.

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